Exhibit 11
                      DETECTION SYSTEMS, INC.
                 COMPUTATION OF EARNINGS PER SHARE
               (In thousands, except per share data)


  Quarter Ended June 30,                  2000     1999
                                          ----     ----

  Net income                              $678    $1,421
                                         =====    =====
  Weighted average number of shares      6,369    6,336
                                         =====    =====
  Basic earnings per share               $0.11     $0.22
                                        =====     =====
  Shares attributable to deferred
   compensation plans and stock
   options and warrants                    409      482
                                          ====     ====
  Diluted earnings per share:            $0.10     $0.21
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